Exhibit 99 (a)(11)

Contacts:                                      Doug Robinson - Investor
Relations                                      Bob Gordon - Public Relations
		(516) 342-2745                     (516) 342-2391
		dougr@cai.com                      bobg@cai.com

           COMPUTER ASSOCIATES COMMENCES TENDER OFFER FOR COMPUTER
                        MANAGEMENT SCIENCES, INC.

ISLANDIA, N.Y., February 10, 1999 Computer Associates International, Inc. (NYSE: CA) announced that TheBetterPlan
(TBP), Inc., CAs wholly owned merger subsidiary, commenced a tender offer on February 9, 1999 for all of the outstanding shares of Computer Management Sciences, Inc. (NASDAQ: CMSX) common stock at a price of $28.00 per share, net to the seller in cash.

The offer is being made pursuant to the Agreement and Plan of Merger dated as of February 5, 1999 among CA, TheBetterPlan
(TBP), Inc. and Computer Management Sciences, Inc. (CMSI). It is conditioned, among other things, upon a number of shares being tendered and not withdrawn such that, upon consummation of the offer, CA and its affiliates will beneficially own in the aggregate not less than a majority of the shares on a fully diluted basis. The offer will expire at 12:00 midnight, New York City time, on Tuesday, March 9, 1999, unless the offer is extended.

The Board of Directors of Computer Management Sciences, Inc. has unanimously approved the offer and the Merger Agreement and has unanimously recommended that stockholders of Computer Management
Sciences, Inc. accept the offer.

The acquisition of CMSI, which custom develops cutting edge IT solutions for a Fortune 1000 client base and will become part of CAs Global Professional Services (GPS), reflects GPS growth strategy of implementing leading edge business solutions. The acquisition will accelerate the delivery of powerful new solutions built around CAs Unicenter TNG and Jasmine technologies into the upper echelons of the enterprise wide distributed applications market space. CA will also expand CMSIs unique Systems Outsourcing Centers (SOC) worldwide.

CMSI specializes in Internet development, business process reengineering, strategy planning, evolutionary downsizing, rapid

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application development, object oriented databases, vendor
software evaluation, and other key technology areas.

The information agent for the offer is D.F. King & Co., Inc., 77
Water Street, New York, N.Y., 10005, telephone: (212) 269-5550 or 1 800 659 5550.

Computer Associates International, Inc. (NYSE: CA), the world leader in mission-critical business computing, provides software, support and integration services in more than 100 countries around the world. CA has more than 13,000 employees and had revenue of $5.1 billion in calendar year 1998.

For more information about CA, please call 516-342-5224 or email info@cai.com. CAs World Wide Web address is www.cai.com.

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